December 13, 2006

Our File No.: 529-16

VIA SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs\Mesdames:

Re:	SONIC ENVIRONMENTAL SOLUTIONS INC. (the “Corporation”)
Sedar Project No. 1017556
Short Form Prospectus dated December 13, 2006 (the “Prospectus”)

On behalf of the Corporation, we are filing with this letter a short form prospectus dated December 13, 2006 (the “Prospectus”) along with the required supporting materials, under the Mutual Reliance Review System (“MRRS”) for Prospectuses and Annual Information Forms prescribed by National Policy 43-201 (“NP 43-201”). We confirm that the Prospectus and all other supporting materials have been filed with British Columbia, as the principal regulator, and with Alberta and Ontario as non-principal regulators.

In accordance with Section 7.4 of NP 43-201, we have been advised by the Corporation that to the best of its knowledge:

1.	materials (as defined in NP 43-201), including all required translations, have been filed with all non-principal regulators that have not opted out of MRRS for the materials;

2.

in respect of each jurisdiction in which materials are filed, the Corporation has filed or delivered all documents required to be filed or delivered under the local securities legislation and is not subject to a cease trade order issued by a local securities regulatory authority;

3.

in each jurisdiction in which the securities will be offered to purchasers, at least one of the agents that has signed the certificate is registered or has been exempted from the requirement to be registered; and

4.	all necessary relief from applicable securities legislation or securities directions has been applied for and granted by the principal regulator and non-principal regulators.

Thank you in advance for your assistance in this matter. Should you require further information, please do not hesitate to call me at (604) 608-4555.

Yours very truly,

“Karlena Bowker”

Karlena Bowker
for GOODMANS

KMB/jep Encls.

cc:           Lisa Sharp, Sonic Environmental Solutions Inc.